Filed by Coeur Mining, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Paramount Gold and Silver Corp.

Commission File No.: 001-33630

NEWS RELEASE

Coeur Mining to Acquire Paramount Gold and Silver

Paramount’s High-Grade Don Ese Deposit Expected to Provide Low-Capital, High-Margin, Near-Term Source of Future Production to Supplement Production from Coeur’s Palmarejo Mine

Substantial Development and Operating Synergies with Coeur’s Palmarejo Operation Anticipated to Create Significant Long-Term Value

Don Ese and Guadalupe Combined Expected to Produce an Average of Approximately Six Million Ounces of Silver and 110,000 Ounces of Gold Annually over the Next Eight Years

Chicago, Illinois – December 17, 2014 – Coeur Mining, Inc. (“Coeur” or the “Company”) (NYSE: CDE) today announced it has entered into a merger agreement under which Coeur has agreed to acquire all of the outstanding shares of Paramount Gold and Silver Corp. (“Paramount”) (NYSE MKT and TSX: PZG) in an all-stock transaction valued at $146 million. Immediately prior to completion of the merger, Paramount will spin-off to its existing stockholders a separate, publicly traded company, expected to be named Paramount Nevada Gold Corp. (“SpinCo”), a subsidiary that owns the Sleeper Gold Project and other assets in Nevada. As part of the transaction, Coeur will provide $10 million in cash to SpinCo and receive a 4.9% common share interest.

Key Highlights

•	Paramount’s San Miguel Project (which includes the Don Ese deposit) covers over 121,000 hectares (approximately 299,000 acres) surrounding Coeur’s Palmarejo mine complex in Chihuahua, Mexico

•	The Don Ese deposit extends across a shared property boundary onto Coeur’s land holdings at Palmarejo and is located approximately 800 meters from Coeur’s Guadalupe deposit, which is currently being developed

•	Don Ese consists of significantly higher grade silver and gold mineralization than Guadalupe, and is not subject to any non-government third-party royalty or stream obligations

•	Don Ese represents the southeast extension of Coeur’s Independencia structure

•	Coeur plans to develop Don Ese by a 1,000 meter decline adjacent to the existing Guadalupe surface infrastructure at an initial cost next year of approximately $15 million, and anticipates initial production from Don Ese by the end of 2015, ramping up to 2,500 tons per day by the end of 2017

•	Palmarejo’s 6,000 ton-per-day processing facility is expected to have excess capacity as open pit production ends in 2015 and as mining activities transition to Guadalupe. As part of Coeur’s diligence on the Don Ese deposit, Coeur anticipates recovery rates of approximately 80% for silver and 95% for gold from the deposit

•	Assuming utilization of excess processing facility capacity, Coeur anticipates the combined Don Ese and Guadalupe deposits could produce an average of approximately six million ounces of silver and 110,000 ounces of gold annually over the next eight years

•	Coeur has identified significant additional exploration potential on other high-grade structures near the shared property boundary

•	Paramount’s San Miguel project also contains several lower grade deposits which could benefit from cost savings associated with Palmarejo’s existing infrastructure and provides Coeur stockholders with optionality on any future increases in silver and gold prices

Mitchell J. Krebs, Coeur’s President and Chief Executive Officer said, “By adding Paramount’s San Miguel Project and particularly the Don Ese deposit to the ongoing mining activities at our Guadalupe deposit, Palmarejo will be well-positioned to remain one of the world’s top producing silver and gold mines with significantly higher grades and lower costs. Paramount’s Mexican assets strengthen the long-term viability of Palmarejo throughout the price cycle and enhance Coeur’s growth profile. We expect the transaction to lower our overall unit costs, improve our free cash flow in the current metal price environment, and provide near-term growth while preserving our liquidity.”

Under the terms of the merger agreement:

•	Paramount stockholders will receive: 0.2016 Coeur shares per Paramount share, equal to $0.90 based on Coeur’s 20-day volume weighted average price (“VWAP”) of $4.47 as of December 16, 2014, representing a premium of 19.8% to Paramount’s 20-day VWAP of $0.75; and

•	Paramount will spin off its non-Mexican assets and liabilities and $10 million in cash (to be provided by Coeur as part of the transaction) to SpinCo, which is anticipated to apply to list its shares on the NYSE MKT or the Toronto Stock Exchange. Paramount stockholders will receive a pro rata share of the 95.1% of SpinCo shares to be distributed to Paramount stockholders.

The exchange of Paramount securities for shares of Coeur common stock is anticipated to be a non-recognition transaction for U.S. income tax purposes.

Upon closing of the transaction, it is projected that Coeur will issue approximately 32.7 million shares of common stock to Paramount stockholders. Existing Coeur stockholders will own approximately 76% of the combined entity’s outstanding shares and Paramount stockholders will own the remaining approximately 24%.

In a separate transaction not conditioned on the successful acquisition of Paramount by Coeur, Coeur has paid $5.25 million for a 0.7% net smelter returns royalty from Paramount’s San Miguel project.

San Miguel Measured and Indicated Mineralized Material

	Short Tons	Grade (oz/t)
	(000s)	Silver	Gold
Measured – Don Ese	660	7.42	0.083
Measured – All Other	6,234	1.60	0.031
Indicated – Don Ese	3,094	5.99	0.082
Indicated – All Other	37,537	1.17	0.017

M&I Mineralized Material – Don Ese	3,754	6.24	0.082

Total M&I Mineralized Material	47,525	1.62	0.024

Mineralized material effective July 8, 2014 using a cutoff grade for the underground deposits of 90 grams per tonne AgEq (2.63 ounces per short ton), a cutoff grade for heap leach material of 9 grams per tonne AgEq (0.26 ounces per short ton), and a cutoff grade for the open pit deposit of 25 grams per tonne (0.73 ounces per short ton). Mineralized material is in addition to mineral reserves and does not have demonstrated economic viability. Rounding of tons, as required by reporting guidelines, may result in apparent differences between tons and grade. For details on the estimation of mineralized material and reserves, including key assumptions, parameters and methods used to estimate the mineralized material, investors should refer to the NI 43-101-compliant Technical Report for San Miguel dated and filed by Paramount August 22, 2014 at sedar.com.

Palmarejo Reserves and Measured and Indicated Mineralized Material

	Short Tons	Grade (oz/t)
	(000s)	Silver	Gold
Underground Reserves:
Guadalupe	5,964	3.92	0.056
Palmarejo	2,355	3.98	0.073
Open-Pit Reserves:
Guadalupe	420	5.21	0.015
Palmarejo	2,497	2.70	0.022

Total Proven and Probable Reserves	11,235	3.71	0.051

Underground M&I Mineralized Material:
Guadalupe	2,457	5.81	0.063
Palmarejo	4,160	6.36	0.104
Open-Pit M&I Mineralized Material:
Guadalupe	1,648	3.57	0.035
Palmarejo	507	1.42	0.011
La Patria	17,529	0.56	0.028

Total M&I Mineralized Material	26,301	2.17	0.043

Mineral reserves and mineralized material effective December 31, 2013 using metal prices of $25 per silver ounce and $1,450 per gold ounce for mineral reserves and $29 per silver ounce and $1,600 per gold ounce for mineralized material. La Patria was calculated at $33 per silver ounce and $1,700 per gold ounce for mineralized material. Mineralized material is in addition to mineral reserves and does not have demonstrated economic viability. Rounding of tons, as required by reporting guidelines, may result in apparent differences between tons and grade. For details on the estimation of mineralized material and reserves, including key assumptions, parameters and methods used to estimate the mineralized material, investors should refer to the NI 43-101-compliant Technical Report for Palmarejo dated January 1, 2013 and filed by Coeur February 28, 2013 at sedar.com.

Conversion Table
1 short ton	=	0.907185 metric tons
1 troy ounce	=	31.10348 grams

Timeline and Approvals

Coeur anticipates closing the transaction in the second quarter of 2015. The transaction requires the approval of Coeur and Paramount stockholders and is subject to Mexican antitrust approval and other customary closing conditions. Members of Paramount’s Board and management team and certain stockholders, collectively representing approximately 18.2% of Paramount’s outstanding shares, have agreed to vote all of their shares of Paramount common stock in favor of the transaction.

Advisors

Raymond James Ltd. is serving as financial advisor to Coeur on this transaction and Gibson, Dunn & Crutcher LLP and Goodmans LLP are serving as U.S. and Canadian legal advisors, respectively.

Conference Call Information

Coeur will conduct a conference call and webcast at www.coeur.com to discuss the transaction announcement on December 17, 2014 at 10:00 a.m. Eastern time.

Dial-In Numbers:	(877) 768-0708 (U.S. and Canada)
(660) 422-4718 (International)

Conference ID:	506 44 810

A replay of the call will be available on Coeur’s website through March 17, 2015.

Replay Numbers:	(855) 859-2056 (U.S. and Canada)
(404) 537-3406 (International)

Conference ID:	506 44 810

About Coeur

Coeur Mining is the largest U.S.-based primary silver producer and a significant gold producer with four precious metals mines in the Americas employing nearly 2,000 people. Coeur produces from its wholly owned operations: the Palmarejo silver-gold mine in Mexico, the San Bartolomé silver mine in Bolivia, the Rochester silver-gold mine in Nevada and the Kensington gold mine in Alaska. The Company also has a non-operating interest in the Endeavor mine in Australia in addition to net smelter royalties on the Cerro Bayo mine in Chile, the El Gallo complex in Mexico, and the Zaruma mine in Ecuador. In addition, the Company has two silver-gold projects - the La Preciosa project in Mexico and the Joaquin project in Argentina. The Company also conducts ongoing exploration activities in Alaska, Argentina, Bolivia, Mexico, and Nevada. The Company owns strategic investment positions in several silver and gold development companies with projects in North and South America.

Cautionary Statements Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of securities legislation in the United States and Canada, including statements regarding anticipated production, costs, capital expenditures, recovery rates, exploration and development efforts including the impact of discovery of new mineralization, expansion opportunities, grades, and cash flow. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Coeur’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk that regulatory and stockholder approvals of the contemplated transaction are not obtained on the proposed terms and schedule, the risk that the contemplated transaction will not be consummated, the risk that Coeur will not realize any or all of the anticipated or expected benefits from the transaction, the risk that development and operating synergy goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees, suppliers and regulators, the risk that unexpected costs will be incurred, the outcome of litigation (including with respect to the transaction) and regulatory proceedings, the risks and hazards inherent in the mining business (including risks inherent in developing large-scale mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), changes in the market prices of gold and silver and a sustained lower price environment, the uncertainties inherent in Coeur’s production, exploratory and developmental activities, including risks relating to permitting and regulatory delays, ground conditions, grade variability and recovery rates, any future labor disputes or work stoppages, the uncertainties inherent in the estimation of gold and silver reserves and mineralized material, changes that could result from Coeur’s future acquisition of new mining properties or businesses, reliance on third parties to operate certain mines where Coeur owns silver production and reserves and the absence of control over mining operations in which Coeur or its subsidiaries hold royalty or streaming interests and risks related to these mining operations including results of mining and exploration activities, environmental, economic and political risks of the jurisdiction in which the mining operations are located, the loss of access to any third-party smelter to which Coeur markets silver and gold, the effects of environmental and other governmental regulations, the risks inherent in the ownership or operation of or investment in mining properties or businesses in foreign countries, each of Coeur’s ability to raise additional financing necessary to conduct its business, make payments or refinance its debt, as well as other uncertainties and risk factors set out in filings made from time to time with the United States Securities and Exchange Commission (“SEC”), and the Canadian securities regulators, including, without limitation, Coeur’s most recent reports on Form 10-K and Form 10-Q. Actual results, developments and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. Coeur disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, Coeur undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of Coeur, its financial or operating results, or its securities.

Additional Information Regarding Mineral Properties

Reserves, Resources and Mineralized Material

Coeur Mining, Inc. is subject to the reporting requirements of the Exchange Act and applicable Canadian securities laws, and as a result we report our mineral reserves according to two different standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements, however, are governed by the SEC’s Industry Guide 7 (as interpreted by the SEC, “Guide 7”). Both sets of reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. Under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In our public filings in Canada and in certain other announcements not filed with the SEC, we disclose measured, indicated and inferred resources, each as defined in NI 43-101, in addition to our mineral reserves. U.S. investors are cautioned that, while the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” are recognized and required by Canadian securities laws, Guide 7 does not recognize them. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves, and therefore U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into Guide 7 compliant reserves.

In this news release, we modify our estimates made in compliance with NI 43-101 to conform to Guide 7 for reporting in the United States. In this news release, we use the term “mineralized material” to describe mineralization in mineral deposits that do not constitute “reserves” under U.S. standards. “Mineralized material” is substantially equivalent to measured and indicated mineral resources (exclusive of reserves) as disclosed for reporting purposes in Canada, except that the SEC only permits issuers to report “mineralized material” in tonnage and average grade without reference to contained ounces. We provide disclosure of mineralized material to allow a means of comparing our projects to those of other companies in the mining industry, many of which are Canadian and report pursuant to NI 43-101, and to comply with applicable disclosure requirements. We caution you not to assume that all or any part of mineralized material will ever be converted into Guide 7 compliant reserves.

Technical Reports and Qualified Person

As required by Canadian securities laws, we hereby notify Canadian investors that the scientific and technical information concerning our mineral projects in this news release have been reviewed and approved by a “qualified person” under NI 43-101, namely our Vice President, Technical Services, W. David Tyler. For a description of the key assumptions, parameters and methods used to estimate mineral reserves included in this news release, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors, Canadian investors may view technical reports prepared for each of our properties as filed on SEDAR at www.sedar.com. The scientific and technical information in relation to the San Miguel mineralized material is derived from the NI 43-101-compliant Technical Report for San Miguel dated and filed by Paramount August 22, 2014 at sedar.com and Coeur has not independently reviewed or confirmed this information. Neither the technical reports nor the statements of any qualified person filed with the Canadian securities regulatory authorities are included in, or incorporated by reference in, this news release. Because the definitions and standards of NI 43-101 differ from those of Guide 7, investors are cautioned that information contained in reports prepared pursuant to NI 43-101, like the technical reports, may not be comparable to similar information that we can disclose in this news release or the other reports we file with the SEC.

All tons are reported in U.S. standard short ton units. Grades reported are troy ounces per short ton.

Additional Information and Where to Find It

The proposed transaction will be submitted to Coeur’s stockholders for their consideration. In connection with the proposed transaction, Coeur will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Coeur and Paramount that will also constitute a prospectus of Coeur. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Coeur and Paramount file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Coeur free of charge by directing a request to investors@coeur.com.

Participants in Solicitation

Coeur and certain of its directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Coeur’s directors and executive officers in Coeur’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 26, 2014, and its proxy statement for its 2014 Annual Meeting, which was filed with the SEC on March 31, 2014. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Coeur in the proposed transaction will be filed with the SEC, and Coeur will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

For Additional Information:

Bridget Freas, Director, Investor Relations

(312) 489-5910

Donna Mirandola, Director, Corporate Communications

(312) 489-5842

Mark Harnett, MacKenzie Partners

(212) 929-5877

Tim Lynch / Meaghan Repko, Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

www.coeur.com